

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
Mr. John P. Keefe
Chief Executive Officer
Dr. Tattoff, Inc.
8500 Wilshire Boulevard, Suite 105
Beverly Hills, California 90211

> **Re:** **Dr. Tattoff, Inc.**
> **Form 10-12g**
> **Filed December 2, 2011**
> **File No. 000-52836**

Dear Mr. Keefe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure and response to comments one and two of our letter dated November 1, 2011, and we reissue the comments. Please revise Summary, Competition and where appropriate to further clarify that your operations are marketing and practice management services, as opposed to the delivery of patient care services. In this regard, your competition and other disclosure suggests that you own the clinics and compete with laser tattoo removal service companies. It is unclear why your competitors would not be other practice management companies. It also appears that other entities own or lease clinics for which you provide marketing and practice management services.

Item 2. Financial Information, page 18
Management's Discussion and Analysis, page 18
Critical Accounting Estimates, page 26

2. We note your revised footnote disclosures in response to comment 10 and 11 of
    our letter dated November 1, 2011. We further note your disclosure under this
    heading that states your significant accounting policies are detailed in the notes to
    the financial statements. Please revise to include a separate discussion of your
    critical accounting estimates under this heading that supplements, not duplicates,
    the description of accounting policies in the notes to the financial statements.
    Refer to FRC 501.14 and SEC Release No. 33-8350 for additional guidance.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

3. Please revise this section to include the disclosure you provided in your response
    to comment 12 of our letter dated November 1, 2011.

Item 10. Recent Sales of Unregistered Securities, page 41
Securities Issues Pursuant to our 2011 Long-Term Incentive Plan, page 45

4. For the sake of clarity, please revise this section to discuss the June 1, 2011 grant
    of non-qualified stock options to five members of your medical advisory board, as
    disclosed on page F-43.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009
Statements of Operations, page F-5

5. We note that you have not recorded any income tax on the extraordinary gain of
    $1,940,663 in fiscal 2010. Please tell us why you have not recorded any income
    tax on the extraordinary gain. Also tell us how you considered the exception to
    the incremental approach in ASC 740-20-45-7.

Notes to Financial Statements, page F-8
Note 1. Organization and Nature of Operations, page F-8
Reorganization Program and Troubled Debt Restructuring, page F-8

6. We note your response to comment 15 of our letter dated November 1, 2011;
    however debt extinguishments are often routine, recurring transactions.   Given
    your history of operating losses, negative operating cash flows and your going
    concern, please further explain to us why your debt restructuring possessed a high
    degree of abnormality, was a type clearly unrelated to your business and would
    not reasonably be expected to recur in the foreseeable future. Refer to ASC 225-
    20-55-1 and 55-2.

7. We note in your response to comment 15 of our letter dated November 1, 2011 that the debt restructuring was one aspect of a set of related transactions which had the effect of: (1) reducing the ownership interests of the prior owners to approximately 25% of their previous percentage ownership, (2) materially changed the composition of the Board of Directors, (3) resulted in the settlement of amounts due to vendors and management and (4) resulted in changes in agreements involving substantially all of your revenues. Please further describe to us in sufficient detail the changes in agreements involving substantially all of your revenues. Also revise your footnote to discuss the entire set of related transactions.

8. We note that some of the debt that you restructured was issued to existing investors, including the Q4 2008 Convertible Debenture Offering (page 42) and Q4 2008 Bridge Note (page 43). Please identify for us the transactions with related parties that you treated as capital transactions, pursuant to ASC 470-50-40-2. To the extent that you did not treat the restructured debts issued to existing investors as capital transactions, explain to us why.

Consolidation Policy, page F-11

9. We note on page F-22 that the management services fee earned by the Company is based on the cash basis gross revenues of William Kirby, D.O. ("WKDO"). As such, it appears to us that WKDO bears the collection risk related to amounts due from its customers and that your recorded revenues would not be subject to future adjustment resulting from nonpayment from customers. Please confirm our understanding and, if so, further revise to clarify that WKDO bears the collection risk related to amounts due from its customers and that the Company does not have the obligation to absorb losses that may result from nonpayment that could potentially be significant to WKDO.

10. We note in your revised disclosure in response to comment 16 of our letter dated November 1, 2011 that the due from related party, related party payables and capital lease obligations are the only assets and liabilities relating to the Company's variable interest in WKDO. It appears to us that other assets and liabilities may relate to your variable interest in WKDO, including certain property and equipment, notes payable, accounts payable, and accrued expenses and other liabilities. Please explain to us the basis for your conclusion that only the disclosed assets and liabilities relate your variable interest in WKDO.

Note 7. Related Party Transactions, page F-21
Management Agreement, page F-21

11. We note your response to comment six of our letter dated November 1, 2011. We
    further note that pursuant to Section 4.c of the management services agreement
    ("MSA"), the Company is entitled to annually review and, if necessary, adjust the
    management services fee to ensure that the fee is reflective of the fair market
    value of the services provided by the Company under the agreement in light of the
    time, cost, expense and business risk incurred by the Company thereunder. Please
    further explain to us how the fair market value of the services provided by the
    Company under the MSA are determined, including your consideration of the
    operating expenses that have exceeded your revenues recorded under the MSA in
    fiscal 2009 and 2010, and the nine months ended September 30, 2011.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

    You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315
if you have questions regarding comments on the financial statements and related
matters. Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536
with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director